Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is the text of an email sent to Kraft employees on May 18, 2015.

Kraft Employees,

As I’ve committed to in previous communications, I want to share reflections and observations on the merger process and updates on our progress.

Over the last few weeks, I sat down with members of every function and division leadership team, and we’ve held roundtables with employees across the organization to have candid conversations about both the uncertainties and opportunities that lie ahead. These discussions reinforced many of the key themes I have heard, but also gave me additional insight that will help us lead, execute and communicate during this interim period. While times of uncertainty are never easy, the understanding and appreciation for why this proposed merger is the right move for our business remains very strong.

So where are we in the process? The integration team continues to make tremendous progress on gathering information related to critical details needed to map out the structure of the new company. As previously stated, this team is comprised of Heinz and Kraft employees, including nearly 30 senior leaders from our organization representing every Kraft function and discipline. The integrated team has been very productive and is focused on pursuing the “best of the best” when assessing the two companies’ systems, processes and capabilities.

Many of Kraft’s strategies have been appealing to the Heinz team and the group remains focused on how we will ensure a seamless transition on day one from operating as two independent companies to one combined company, as well as on longer-term structure and value-creation opportunities. On the Heinz side, I have seen a team that is smart, extremely focused and results oriented. I am proud of our combined integration team and all of the Kraft employees who have supported them in this process.

One example of an integration team project is the current review of what a “bottoms-up” zero-based budget (“ZBB”) could look like for our organization. Zero-based budgeting is an emerging practice in our industry and one we were assessing prior to the proposed merger. While the current exercise of information gathering may be cumbersome, it is important to the integration effort and I appreciate the support of those who are working on these requests.

Today, we passed another milestone in our timeline as Heinz filed an amended Form S-4 with the Securities and Exchange Commission (SEC). This amended filing updates the Form S-4 that was initially filed on April 10th (e.g., it now includes information about our Q1 results) and seeks to address certain comments from the SEC since the initial filing. Once the SEC is satisfied that we have addressed all of its comments to the Form S-4, we will finalize our proxy statement and announce a special shareholders meeting for a vote on the proposed merger. We do not yet know when the SEC will complete its review, but I intend to keep you informed.

In addition to the SEC review, we are also working to secure the necessary antitrust approvals to close this transaction. As part of the U.S. and Canadian governments’ antitrust clearance processes, Kraft and Heinz have provided information to the regulators, neither of which has completed its respective review of the transaction. Unfortunately, we do not know when these reviews will be completed.

We continue to populate our microsite with new information, FAQs and content to address many of the questions we have heard in recent weeks. Remember that this microsite is a two-way vehicle so please continue to submit questions through the FAQ tab and we will work to address as many as we can in as timely a fashion as possible.

As you have heard me say before and you will continue to hear me reinforce, the most important thing we can do is focus on our business and deliver on our long-term commitments. It is reasonable that some planning and execution work may be paused given some uncertain elements of the proposed merger, however, nothing should stand in our way from delivering our plan for the year—not just Q2. This includes engaging customer teams and planning for 2016 to set our brands up for success.

Finally, as I have told many of you, some of the best and most rewarding times in my career have been times of change. While I may not have fully recognized this in the moment, it’s crystal clear as I reflect today. This has been and will continue to be an enormous learning opportunity for all of us – myself included. I fully recognize that is not easy, but I encourage you to embrace this as a once-in-a-career development opportunity in managing through change and exercising learning agility. I know from experience embracing these opportunities will make you stronger in the end.

All the best,

John Cahill

Chairman & CEO

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, on April 10, 2015, Heinz filed a registration statement on Form S-4, containing a preliminary proxy statement/prospectus (as amended on May 18, 2015, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement has not yet become effective. This communication is not a substitute for the registration statement (once declared effective), definitive proxy statement/prospectus or any other documents that Heinz or Kraft has or may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz will be set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.